                                Filed by M.A. Hanna Company and The Geon Company
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

              Subject Companies: M.A. Hanna Company (Commission File No. 1-5222)
                              and The Geon Company (Commission File No. 1-11804)





SLIDES USED IN CONNECTION WITH INVESTOR AND SHAREHOLDER PRESENTATIONS MADE BY M.A. HANNA AND GEON IN CONNECTION WITH THEIR PROPOSED CONSOLIDATION:

M.A. HANNA                                                                  Geon




                               "Creating the world
                           leader in Polymer Services"



                                 Phill Ashkettle
                           Chairman, CEO - M. A. Hanna
                                 Tom Waltermire
                              Chairman, CEO - Geon

                                                                        May 2000

M.A. HANNA                                                                  Geon


                                     Agenda

-   What We Will Be

-   Why The Combination

-   What Geon Brings

-   What Hanna Brings

-   New Company Strengths

    -  Market Position            -  Geographies

-   Transaction Highlights

    -  Deal Structure             -  Leadership
    -  Improvement Target         -  Identity and Timing

-   Critical Success Factors

M.A. HANNA                                                                  Geon



                                 What We Will Be

                               The World's Largest
                       International Polymer Services Co.



-   Dedicated to the success of our customers

-   Focused on customer markets with value added solutions

-   Vision of aggressive profitable growth

-   Operating company offering a wide range of proprietary polymer technologies

-   Highest industry performing team driven by a unified vision and values

M.A. HANNA                                                                  Geon



                              Strategic Environment

[Graphic with boxes and left-to-right horizontal arrow behind boxes.]

[LEFT BOXES]               Polymers Producers
                           Additives Producers

[MIDDLE LEFT BOXES]        Service

                           Compounding
                           Processing

                           Distribution

[MIDDLE RIGHT BOXES]       Designer/Assembler
                           Construction
                           Automotive
                           Appliances & Business Equipment
                           Packaging
                           Consumer Products
                           Communications/Electronics

[RIGHT BOX]                Consumers

[BOTTOM BOX]               Global

M.A. HANNA                                                                  Geon


                               The World's Largest
                       International Polymer Services Co.


[Graphic with boxes and left-to-right horizontal arrow behind boxes.]

[LEFT BOXES]               Polymers Producers
                           Additives Producers

[MIDDLE LEFT BOXES]        Service

                           Compounding
                           Processing

                           Distribution

[SUNBURST GRAPHIC          NEWCO
OVERLAPPING SERVICE,
COMPOUNDING AND
PROCESSING BOXES]

[MIDDLE RIGHT BOXES]       Designer/Assembler
                           Construction
                           Automotive
                           Appliances & Business Equipment
                           Packaging
                           Consumer Products
                           Communications/Electronics

M.A. HANNA                                                                  Geon


                               Why the Combination

-   Creates powerful market combination; fulfills strategic objectives

-   Strong complementary business fit

-   Size matters to investors:  Market Cap and Liquidity

-   Strong platform for acquisition growth

-   Organic growth driven by customer focus

-   Alignment on fundamental strategy elements

-   Value-added improvements $50 million

M.A. HANNA                                                                  Geon



                                What Geon Brings


-   Global vinyl polymer technology leader

-   Market presence in:
    -  Wire & Cable               -  Appliance
    -  Business Equipment         -  Construction

-   Sound business operating track record

-   State-of-the-art Information systems

-   E-Commerce platform

-   Systems approach to supply chain management

-   Balance sheet with acquisition capability

M.A. HANNA                                                                  Geon



                                What Hanna Brings

-   Leading market and technical strengths

-   Strong North American Position:
    -  Multi-polymer Engineered compounds
    -  Elastomer compounds
    -  Color and Additive systems
    -  Polymer distribution

-   Solid international presence:
    -  Multi-polymer Engineered compounds
    -  Elastomer compounds
    -  Color and Additive systems

-   Acquisition track record

M.A. HANNA                                                                  Geon


                              New Company Strengths

-   Six leading global business platforms
    -  Polymer compounds                           -  Elastomer Compounds
    -  Specialty Resin/Formulators                 -  Polymer Distribution
    -  Color and Additive systems                  -  Engineered Films

-   Customer-focused skills, products, and technology

-   Strong operational systems and processes

-   Solid cash flow and debt capacity

-   Improved market capitalization and liquidity

M.A. HANNA                                                                  Geon


                                 Market Position

                           - Balanced Market Strength

                           - All markets <20% of Total

[BAR GRAPH SHOWING PERCENTAGE OF TOTAL SALES BY MARKET]

Industrial            MAH:  approx. 16%         GEON:  approx. 3%               Combined MAH & GEON:  approx. 19%

Construction          MAH:  approx. 6%          GEON:  approx. 13%              Combined MAH & GEON:  approx. 19%

Automotive            MAH:  approx. 13.5%       GEON:  approx. 4.5%             Combined MAH & GEON:  approx. 18%

Consumer              MAH:  approx. 11%         GEON:  approx. 5%               Combined MAH & GEON:  approx. 16%

Electrical            MAH:  approx. 8%          GEON:  approx. 5.5%             Combined MAH & GEON:  approx. 13.5%

Pkg/Film              MAH:  approx. 7%          GEON:  approx. 3%               Combined MAH & GEON:  approx. 10%

Other                 MAH:  approx. 2%          GEON:  approx. 1%               Combined MAH & GEON:  approx. 3%

M.A. HANNA                                                                  Geon


                                   Geographies

                       North American focused company with
                                 Global presence

[PIE GRAPH]

North America:        85%

Europe:                9%

S.E. Asia:             6%

Bottom of Graph: Sales = approximately $3.5 Billion

M.A. HANNA                                                                  Geon



                             Transaction Highlights

-  Join forces to form Newco

-  One share of Geon for two shares of Newco

-  One share of Hanna for one share of Newco

-  Tax free transaction

M.A. HANNA                                                                  Geon



                           Profit Improvement Targets

-  Initial Commitment = $50 million in annual operating savings by 2002

- Saving being derived from: raw material costs, market development opportunities, overhead reduction

M.A. HANNA                                                                  Geon


                               Integration Process

-  Both companies recognize the critical importance

-  COO to drive with CEO support

-  Creating joint integration Teams

-  Teams charged with establishing measurable targets

M.A. HANNA                                                                  Geon



                                   Leadership

-  Phill Ashkettle - CEO and Chairman

-  Tom Waltermire - COO and President

-  Twelve member Board of Directors
   -  Phill Ashkettle, Tom Waltermire
   -  Five of Geon's outside Board members
   -  Five of M.A. Hanna's outside Board members

-  Effective 1/1/02
   -  Tom Waltermire -  CEO
   -  Phill Ashkettle -  Chairman

-  Effective Spring/04
   -  Tom Waltermire -  Chairman, CEO
   -  Phill Ashkettle - Consultant

M.A. HANNA                                                                  Geon


                                     Duties

                                Phill Ashkettle

-  Chair of Strategy Council

-  Drive strategic growth agenda and execution

-  Link with key industry and public audiences

-  Transition Hanna change initiatives to Waltermire

-  Shared responsibilities with Waltermire for Investors and Wall Street

M.A. HANNA                                                                  Geon


                                     Duties

                                 Tom Waltermire

-  Deliver great operating results

-  Capture the value of integrating the businesses

-  Create a unified operating team

-  Oversee financial strategy

-  Accelerate organic growth

-  Drive e-business strategies

-  Shared responsibilities with Ashkettle for Investors and Wall Street

M.A. HANNA                                                                  Geon


                            Management Incentive Plan

-  Long term incentive plan will be put in place for Senior Management

- Success based on earnings plan achievement, capture of profit improvements, and shareholder returns

-  Rewards will be equity-based

M.A. HANNA                                                                  Geon


                                    Identity

-  Company will choose new name by closing date

-  New headquarters location in greater Cleveland area


                                     Timing

-  Close within three to four months of announcement

M.A. HANNA                                                                  Geon


                            Critical Success Factors

-  Build the Senior Leadership Team

-  Drive customer focus within market strategies

- Create organization teamwork based on our vision, values and critical success factors

-  Establish standards of world-class safety and environmental performance

- Emphasize company-wide polymer technology, supply chain management, information systems and e-business strategies

M.A. HANNA                                                                  Geon


                            Critical Success Factors

                                     (cont.)



-  Generate passion for sharing knowledge and best practices

-  Operational excellence that builds customer confidence and loyalty

-  Capture identified improvements

-  Develop and execute strategic acquisition priorities

M.A. HANNA                                                                  Geon


                                 Key Objectives

-  #1 in customer satisfaction

-  Health, safety and environmental leadership

-  Global market positions and dynamic growth

-  Generating superior returns for our investors

- Building a superior team through personal growth, pride in achievement and commitment to success

M.A. HANNA                                                                  Geon



                               The World's Leading
                       International Polymer Services Co.


[STARBURST GRAPHIC WITH "NEWCO" WRITTEN IN CENTER]

                                  * * * * * * *

                                 INVESTOR NOTICE
                                 ---------------

In connection with the business combination transaction, Geon and M.A. Hanna expect to file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Geon and M.A. Hanna expect to send the joint proxy statement/prospectus to their respective stockholders seeking their approval of the proposed business combination transaction. We urge investors and stockholders to read the joint proxy statement/prospectus carefully when it is available. The joint proxy statement/prospectus will contain important information about the resulting company, Geon, M.A. Hanna, the proposed business combination transaction, and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and those documents, once available, as well as other filings made by Geon and M.A. Hanna with the Commission through the website maintained by the Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents, once available, may also be obtained by Geon stockholders by directing a request to Geon at One Geon Center, Avon Lake, Ohio 44012
Attention: Corporate Secretary, and by M.A. Hanna stockholders by directing a request to M.A. Hanna at Suite 36-5000, 3200 Public Square, Cleveland, Ohio 44114-2304, Attention: Corporate Secretary.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
------------------------------------------------

This release contains statements concerning trends and other forward-looking information affecting or relating to Geon and M.A. Hanna and their respective industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that the M.A. Hanna and Geon businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to business consolidating and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the proposed transaction; (5) inability to obtain, or meet conditions imposed for, governmental approvals for the merger; (6) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) failure of the Geon or Hanna stockholders to approve the proposed transaction; (8) unanticipated costs or difficulties in the operation of Oxy Vinyls LP.